Exhibit 10

CONFIDENTIAL

September 16, 2009

Antonio M. Perez

Chairman and Chief Executive Officer

Eastman Kodak Company

343 State Street

Rochester, New York 14650

Dear Mr. Perez,

Reference is made to that certain Note and Warrant Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof, to be entered into among Eastman Kodak Company (“Kodak”), KKR Jet Stream (Cayman) Limited, and, solely with respect to the provisions identified therein, Kohlberg Kravis Roberts & Co. L.P. (‘KKR”). Capitalized terms used and not otherwise defined herein shall have the meaning given to such terms in the Purchase Agreement.

In consideration of the significant time and resources that have been and will be expended by KKR in connection with the transactions contemplated by the Purchase Agreement, on the Closing, Kodak agrees to pay KKR and/or its designee(s) a fee of $12 million (the “Placement Fee”).

Kodak shall remit such Placement Fee by wire transfer of immediately available funds to an account designated by KKR.  For the avoidance of doubt, any expense reimbursement made by Kodak shall not be applied to or deducted from the Placement Fee or any other amounts payable to KKR in connection with the consummation of the Transactions.

Upon payment of the Placement Fee, the fee obligations contained in the third paragraph of that certain letter agreement, dated September 8, 2009, among the parties will terminate.  Kodak acknowledges that if the Closing has not occurred by December 31, 2009, the $12 million of fees payable under the Expense Letter will be due and payable.

This letter shall be governed by and construed in accordance with the laws of the state of New York, without giving effect to any conflict of law principal that would cause the application of the laws of any other jurisdiction.  This letter may be executed in counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.  The delivery of facsimile signatures to this letter will have the same force and effect as delivery of original signatures.

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(Signature page follows)

If the foregoing is acceptable, please so indicate by executing a counterpart of this letter below and returning it to the undersigned.

Very truly yours,

KOHLBERG KRAVIS ROBERTS & CO. L.P.
By: KKR & Co. L.L.C., its general partner

		By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR CAPITAL MARKETS LLC

		By:	/s/ Irene Mavroyannis
Name: Irene Mavroyannis
Title: COO

Accepted and agreed as of the date first set forth above:

EASTMAN KODAK COMPANY

By:	/s/ Antonio M. Perez
Name: Antonio M. Perez
Title: Chairman and Chief Executive Officer